Mining Lease Agreement

           This Mining Lease Agreement (“Agreement”) is made and entered into by and between Estill Ranches, Limited Liability Company, a California limited liability company (“Estill”), and Romarco Minerals U.S. Inc., a Nevada corporation (“Romarco”).

Recitals

           A.            Estill owns the fee lands situated in Washoe County, Nevada, more particularly described in Exhibit A attached to and by this reference incorporated in this Agreement.

           B.            Estill desires to lease to Romarco certain rights in and to the Property, and Romarco desires to lease such rights from Estill upon the terms and conditions of this Agreement.

           Now, therefore, in consideration of their mutual promises, the parties agree as follows:

1.        Definitions. The following defined terms, wherever used in this Agreement, shall have the meanings described below:

           1.1            “Effective Date” means October 1, 2004.

           1.2            “Estill” means Estill Ranches, Limited Liability Company, a California limited liability company, and its successors and assigns.

           1.3            “Governmental Regulations” means all directives, edicts, laws, orders, ordinances, regulations and orders of governmental authority.

           1.4            “Interest Rate” means the statutory rate under Nevada law.

           1.5            “Lease Year” means each one (1) year period following the Effective Date and each anniversary of the Effective Date.

           1.6            “Minerals” means all metals, minerals and mineral materials, including by way of example and not by limitation, gold, silver and other precious and base metals, including antimony, chromium, cobalt, copper, lead, manganese, mercury, nickel, molybdenum, titanium, tungsten, zinc, and other metals which are on, in or under the Property.

           1.7            “Minimum Payments” means the minimum payments payable by Romarco in accordance with Section 4.1.

           1.8            “Net Smelter Returns” means the net smelter returns from the production of Minerals calculated in accordance with Exhibit B.

           1.9            “Property” means the fee lands described in Exhibit A attached to and by this reference incorporated in this Agreement consisting of approximately 592 acres.

           1.10            “Romarco” means Romarco Minerals U.S., Inc., a Nevada corporation, and its successors and assigns.

           1.11            “Royalty” means the production royalty payable by Romarco to Estill in accordance with Section 4.2.

2.        Grant of Exploration Privilege and Lease. Estill grants to Romarco the rights and privileges described in this Section.

           2.1            Grant of Exploration Privilege. Estill grants Romarco the right and privilege to enter on the Property for the purpose of exploration and prospecting for Minerals, including reasonable rights of ingress and egress for personnel, machinery, equipment, supplies and products and the right to use so much of the surface and water located on the Property as may be reasonably needed for such purposes. Romarco will advise Estill of Romarco’s plans for exploration on the Property and will confer with Estill concerning access routes, gates and water resources to coordinate Romarco’s exploration with Estill’s ranching operations.

           2.2            Lease. Estill leases exclusively the Property to Romarco for the purposes of exploration for, development, mining and processing of Minerals, including all rights of ingress and egress for personnel, machinery, equipment, supplies and products and the right to use so much of the surface and water located on the Property as may be reasonably needed for such purposes. Romarco is granted the right to use the Property including, but without being limited to, the full right, authority and privilege of placing and using excavations, open pit mines, injection and production wells, openings, shafts, ditches and drains, and of constructing, erecting, maintaining, using and, at its election, removing any and all buildings, structures, plants, roadways, pumps, pipelines, electrical power lines and facilities, stockpiles, waste piles, heap leach pads, tailings ponds and facilities, settling ponds, and all other improvements, property and fixtures for mining, removing, beneficiation, concentrating, smelting, extracting, leaching (in place or otherwise), refining and shipping of Minerals and products of Minerals, or for any incidental activities, whether presently contemplated or known to be used in the mining, extraction, production or processing of Minerals and products of Minerals, ores, water, geothermal water and geothermal energy resources, or to any of the rights or privileges of Romarco under this Agreement. Romarco is further granted the right, to the extent Owner lawfully may grant the right, to divert streams, to remove lateral and subjacent supports, to use, cave, subside, consume, or destroy the surface or any part of it, to deposit earth, rocks, waste, ores and materials on any part of the Property, to leach the same, and to commit waste.

           2.3            Water Rights. Subject to the regulations of the State of Nevada concerning the appropriation, taking and use of water, Romarco shall have the right to appropriate and use water, to drill wells for the water on the Property and to lay and maintain all necessary water lines as may be required by Romarco in its exploration, development and mining operations on the Property. If Romarco acquires or files any application or appropriation for a water rights permit for water from or on the Property, on Romarco’s termination of its exploration, development and mining activities, including reclamation, on the Property (including reclamation activities) for which the water was appropriated or the water rights permit obtained, Romarco shall quitclaim to Estill the water and water rights permits.

           2.4           Livestock. Romarco will compensate Estill for the injury to or death of Estill’s livestock on the Property which proximately result from Romarco’s activities on the Property.

           2.5            Aspen Grove. Romarco shall not for any reason disturb the aspen grove and creek in the northwest ¼ of the northwest ¼ of Section 20, Township 38 North, Range 23 East, M.D.B.&M., which is the southeasternmost portion of Assessor’s Parcel No. 066-150-07 without Estill’s prior consent which shall not be withheld unreasonably if Romarco’s disturbance of the area is necessary for exploration for or development, mining or processing of Minerals.

3.       Term. The initial term of this Agreement shall commence on the Effective Date and shall expire twenty (20) years after the Effective Date, provided, however, Romarco shall have the option and right to extend the term of this Agreement for thirty (30) additional terms of one (1) year each on the express condition that Romarco is conducting exploration activities on the Property and Romarco continues to pay the Minimum Payments provided for in this Agreement.

4.        Payments.

           4.1            Minimum Payments. Romarco shall make the following payments to Estill on the dates described below:

Date	Payment Amount	Total
Date on which Estill executes this Agreement	$10.00 per acre	$5,920.00
First anniversary of the Effective Date	$10.00 per acre	$5,920.00
Second anniversary of the Effective Date	$10.00 per acre	$5,920.00
If before the third anniversary of the Effective	$10.00 per acre	$5,920.00
Date Romarco has expended more than
$100,000 on exploration for Minerals on
the Property, the payments on the third, fourth
and fifth anniversaries of the Effective Date
shall be
If before the third anniversary of the Effective	$20.00 per acre	$11,840.00
Date Romarco has not expended at least
$100,000 on exploration for Minerals on the
Property, the payments on the third, fourth and
fifth anniversaries of the Effective Date shall be
If before the sixth anniversary of the Effective	$20.00 per acre	$11,840.00
Date, Romarco has expended $200,000 or more
on exploration for Minerals on the Property, the
payments on the sixth and each subsequent
anniversary of the Effective Date shall be

If before the sixth anniversary of the Effective	$30.00 per acre	$17,760.00
Date, Romarco has expended less than $200,000
on exploration for Minerals on the Property, the
payments on the sixth and each subsequent
anniversary of the Effective Date shall be

If Romarco surrenders a portion of the Property, the minimum payments shall be adjusted accordingly. The Minimum Payments shall be credited against Romarco’s Royalty payment obligations.

           4.2            Production Royalty. Romarco shall pay to Estill a production royalty based on the Net Smelter Returns from the production of Minerals from the Property. The Royalty percentage rate shall be three percent (3%), except the Royalty percentage rate for precious metals shall be adjusted based upon the average price of gold during the quarter during which the precious metals are produced, as follows:

Gold Price per Troy Ounce	Royalty Rate
$100 or less	1.8%
Greater than $100 but less than or equal to $200	2.1%
Greater than $200 but less than or equal to $300	2.4%
Greater than $300 but less than or equal to $400	2.7%
Greater than $400	3.0% + .3% for each
full $100 per Troy Ounce by which the price of
Gold exceeds $400 per Troy Ounce

Owner or its authorized agents shall have a right to audit and inspect Romarco's accounts and records used in calculating production royalty payments, which right may be exercised as to each payment at any reasonable time during a period of one (l) year from the date on which the payment was made by Romarco. Owner shall pay the cost of the audit. If no such audit is performed during such period, such accounts, records and payments for the payments otherwise subject to audit shall be conclusively deemed to be true, accurate and correct.

           4.3            Lesser Interest. If Estill owns less than the entire undivided interest in the portion of the Royalty Property from which Minerals are produced, the Royalty percentage rate shall be reduced to the proportion of Estill’s ownership interest.

           4.4            Method of Payment. All Minimum Payments and Royalty Payments payable by Romarco to Estill shall be paid by check delivered to Estill at its address for notice purposes.

           4.5            Interest. If any Minimum Payment, Royalty or other amount payable by Romarco remains delinquent for a period in excess of thirty (30) days, Romarco shall pay to Estill interest on the amount payable from and after the due date at the Interest Rate, plus a late fee equal to five percent (5%) of the amount payable.

5.        Compliance With The Law. Romarco shall, at Romarco’s sole cost, promptly comply with all Governmental Regulations relating to the condition, use or occupancy of the Property by Romarco, including but not limited to all exploration and development work performed by Romarco during the term of this Agreement. Romarco shall, at its sole cost, promptly comply with all applicable Governmental Regulations regarding reclamation of the Property and Romarco shall defend, indemnify and hold harmless Estill from any and all actions, assessments, claims, costs, fines, liability and penalties arising from or relating to Romarco’s failure to comply with any applicable Governmental Regulations. Estill agrees to cooperate with Romarco in Romarco’s application for governmental licenses, permits and approvals, the costs of which shall be borne by Romarco.

6.        Operations.

           6.1            Security for Operations. Before Romarco commences exploration, development or mining activities on the Property, Romarco shall submit to Estill for its review copies of Romarco’s exploration and development plans and copies of all submittals to all Federal, State and other agencies. Before Romarco commences mining of Materials on the Property, Romarco, at its sole cost, shall obtain and deliver to Estill proof of Romarco’s security for the performance of Romarco’s reclamation obligations under all applicable Governmental Regulations. As a condition to Romarco’s right to commence development activity on the Property, Estill shall have the right to review and approve Romarco’s proposed security; Estill’s review and approval of Romarco’s proposed security shall not be unreasonably delayed or withheld. Romarco shall deliver to Estill copies of Romarco’s application for security together with all other documents filed or submitted by Romarco as a part of or with Romarco’s application for security. Romarco will also procure a reclamation performance bond or other adequate financial assurance which names Estill as the beneficiary and which secures Romarco’s performance of its obligation to reclaim any portion of the surface of the Property which Romarco disturbs during its exploration activities.

           6.2            Inspection of Data. During the term of this Agreement, Estill shall have the right to examine and make copies of all data regarding the Property in Romarco’s possession during reasonable business hours and upon ten (10) business days’ prior notice, provided, however, that the rights of Estill to examine such data shall be exercised in a manner such that inspection does not interfere with the operations of Romarco. Estill may exercise its right of inspection once annually.

           6.3            Reports. Romarco shall deliver to Estill, on or before the ninetieth (90th) day after the end of each calendar year, a report of all exploration or development work conducted by Romarco on the Property for the previous year. Romarco shall deliver to Estill copies of all press releases issued by Romarco concerning Romarco’s activities or operations on the Property.

           6.4            Estill’s Data and Information. On execution of this Agreement and on request by Romarco, Estill shall make available for Romarco’s inspection and copying Estill’s data and information concerning the geology, geochemistry or other technical aspects of the Property and any abstracts of title, preliminary title reports or title insurance policies for the Property. Romarco may exercise its right to inspect and copy Estill’s data and information during Estill’s regular business hours and on reasonable advance notice from Romarco to Estill which shall be not less than ten (10) business days.

           6.5            Cross Mining. Romarco is granted the right to mine and remove Minerals and products of Minerals and other materials from the Property through or by means of shafts, openings or pits which may be in or upon adjoining or nearby lands owned or controlled by Romarco. Romarco may use the Property and any shafts, openings and pits on the Property for the mining, removal, treatment and transportation of ores and materials from adjoining or nearby lands, or for any purpose connected with such activities. Romarco shall have the right to treat or process, in any manner (including in situ or solution mining), any Minerals, products of Minerals or other materials mined or produced from the Property and from other lands. Such treatment may be conducted wholly or in part at facilities established or maintained on the Property or on other lands. The tailings and residue from such treatment shall be deemed waste and may be deposited on the Property or on other lands and Romarco shall have no obligation to remove such Waste from the Property nor to return to the Property Waste resulting from the processing Minerals, products of Minerals or other materials from the Property.

           6.6            Unitization. Romarco's operations on the Property and its operations on other lands may be conducted upon the Property and upon any and all such other lands as a single mining operation, to the same extent as if all such properties constituted a single tract of land.

           6.7            Stockpiling and Waste. Romarco shall have the right to stockpile on the Property or on other lands any Minerals, products of Minerals, waste or materials mined or produced from the Property at such place or places as Romarco may elect, without the obligation to remove them from where stockpiled or to return them to the Property. The stockpiling of Minerals or products of Minerals from the Property on other lands shall not be deemed a removal or shipment requiring payment in respect of Owner's interest. Romarco shall have the right to stockpile on the Property any ore, materials or waste mined or produced by Romarco from other lands without obligation to remove the same at any time. Owner agrees to recognize the rights and interests of others in such other ores, materials and waste stockpiled on the Property and to permit their removal by Romarco or the owner of such other ores, materials and wastes. Waste, overburden, surface stripping and other materials from the Property may be deposited on or off the Property.

           6.8            Commingling. Romarco shall have the right to commingle Minerals, products of Minerals and other materials from the Property and ores and other materials from other properties. Romarco shall measure, assay and sample Minerals, products of Minerals and materials from the Property and materials and ores from other properties before commingling. Representative samples of Minerals, products of Minerals and other ore and other materials shall be retained by Romarco, and assays of these samples shall be made before commingling to determine the metal content of each ore. Romarco shall keep detailed records of the measurements, assays of metal content and gross metal content of the Minerals, products of Minerals and other ore and materials.

7.        Scope of Agreement. This Agreement shall extend to and include only the Property described in this Agreement and in the exhibits which are part of this Agreement.

8.        Liens and Notices of Non-Responsibility. Romarco agrees to keep the Property at all times free and clear of all liens, charges and encumbrances of any and every nature and description done made or caused by Romarco, and to pay, and defend, indemnify and hold harmless Estill from and against, all indebtedness and liabilities incurred by or for Romarco which may or might become a lien, charge or encumbrance; except that Romarco need not discharge or release any such lien, charge or encumbrance so long as Romarco disputes or contests the lien, charge or encumbrance and posts a bond sufficient to discharge lien acceptable to Estill. Notwithstanding the foregoing, Romarco may grant a lien and security interest, encumber, mortgage or pledge its interests in and under this Agreement for the purpose of financing Romarco’s activities and operations on or relating to the Property or on other lands controlled, held or owned by Romarco.

9.        Taxes.

           9.1            Real Property Taxes. Romarco shall pay all taxes and assessments, general, special, ordinary and extraordinary, that are assessed or levied on any improvements or structures which Romarco constructs or places on the Property. Neither Estill nor Romarco shall be responsible for the payment of any taxes which are based upon income, net proceeds, production or revenues from the Property assessed solely to the other party. Each of Estill and Romarco shall pay its net proceeds of mines taxes assessed against its respective share of revenues from the production of Minerals from the Property. Romarco always shall have the right to contest, in the courts or otherwise, in its own name or in the name of Estill, the validity or amount of any such taxes or assessments, if it deems the same unlawful, unjust, unequal or excessive, or to take such other steps or proceedings as it may deem necessary to secure a cancellation, reduction, re-adjustment or equalization of the taxes, provided that Romarco first pays the taxes.

           9.2            Personal Property Taxes. Each party shall promptly when due pay all taxes assessed against such party’s personal property placed or used on the Property.

           9.3            Delivery of Tax Notices. If Estill receives tax bills or claims which are Romarco’s responsibility, Estill shall promptly forward them to Romarco for payment.

10.      Insurance and Indemnity.

           10.1          Romarco’s Liability Insurance. Romarco shall, at Romarco’s sole cost, keep in force during this Agreement term a policy of commercial general liability insurance covering property damage and liability for personal injury occurring on or about the Property in with coverage in amounts considered reasonable under Nevada mineral exploration practices and standards, but not less that One Million Dollars ($1,000,000.00), and with a contractual liability endorsement insuring Romarco’s performance of Romarco’s indemnity obligations under this Agreement.

           10.2           Indemnification. Romarco shall defend, indemnify and hold harmless Estill and its members, officers, directors, agents and employees from and against any and all claims, judgments, damage, demands, losses, expenses, costs or liability arising from or relating to Romarco’s activities or operations on the Property, excluding, however, those arising from or relating to Estill’s negligence. Estill shall defend, indemnify and hold harmless Romarco and its members, officers, directors, agents and employees from and against any and all claims, judgments, damage, demands, losses, expenses, costs or liability arising from or relating to Estill’s activities or operations on the Property, excluding, however, those arising from or relating to Romarco’s negligence, including any such claims, damages or losses arising from or relating to any physical condition existing on the Property on the Effective Date or arising from or relating to activities or operations conducted by Estill or its predecessors-in-interest or affecting the Property.

11.      Environmental. Before the expiration or termination of this Agreement, and notwithstanding any other provision of this Agreement, and in full conformance to applicable Governmental Regulations, Romarco shall: (a) cause to be properly removed from the Property all hazardous materials stored at the Property in connection with Romarco’s use of the Property or in connection with hazardous materials; and (b) cause to be properly dismantled, closed and removed from the Property all devices, drums, equipment and containments used for handling, storing or treating hazardous materials.

12.      Relationship of the Parties.

           12.1           No Partnership. This Agreement shall not be deemed to constitute any party, in its capacity as such, the partner, agent or legal representative of any other party, or to create any partnership, mining partnership or other partnership relationship, or fiduciary relationship between them.

           12.2           Competition. Except as expressly provided in this Agreement, each party shall have the free and unrestricted right independently to engage in and receive the full benefits of any and all business endeavors of any sort outside the Property or outside the scope of this Agreement, whether or not competitive with the endeavors contemplated under this Agreement, without consultation with or participation of the other party. In particular, without limiting the foregoing, neither party to this Agreement shall have any obligation to the other as to any opportunity to acquire any money, property, interest or right offered to it outside the scope of this Agreement.

13.      Inspection. Estill or Estill’s duly authorized representatives shall be permitted to enter on the Property and Romarco’s workings at all reasonable times for the purpose of inspection, but they shall enter on the Property at their own risk and in such a manner as not to unreasonably hinder, delay or interfere with the operations of Romarco.

14.      Title Information and Data. Upon written request by Romarco, Estill shall deliver to Romarco copies of any policy of title insurance or preliminary title report concerning Estill’s title to the Property.

15.      Title. Estill holds and owns good and marketable title in fee simple to the fee lands which constitute the Property, and has the right, power and lawful authority to sell and transfer title to the Property. Except as otherwise disclosed by Estill to and approved by Romarco, the Property is free and clear of all claims, encumbrances, liens, royalties and security interests. Estill will defend title to the fee lands consistent with these representations and warranties. Estill’s representations and warranties shall survive termination of this Agreement.

16.       Covenants, Warranties and Representations. Each of the parties covenants, warrants and represents for itself as follows:

           16.1           Compliance with Laws. That it has complied with all applicable laws and regulations of any governmental body, Federal, state or local, regarding the terms of and performance of its obligations under this Agreement.

           16.2           No Pending Proceedings. That there are no lawsuits or proceedings pending or threatened which affect its ability to perform the terms of this Agreement.

           16.3           Costs. That it shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

           16.4           USA Patriot Act. That it is not on the Specially Designated National & Blocked Persons List of the Office of Foreign Assets Control of the United States Treasury Department and is not otherwise blocked or banned by any foreign assets office rule or any other law or regulation, including the USA Patriot Act or Executive Order 13224.

17.      Termination by Estill. In the event of any default or failure by Romarco to comply with any of the covenants, terms or conditions of this Agreement, Estill shall be entitled to give Romarco written notice of the default which shall specify details of the default. If such default is not remedied within thirty (30) days after receipt of the notice, provided the default can reasonably be cured within that time, or, if not, if Romarco has not within that time commenced action to cure the same or does not after such commencement diligently prosecute such action to completion, Estill may terminate this Agreement by delivering notice to Romarco of Estill’s termination of this Agreement.

18.      Termination by Romarco. Romarco may at any time terminate this Agreement by giving written thirty (30) days advance notice to Estill. If Romarco terminates this Agreement, Romarco shall perform all obligations and pay all Minimum Payments and Royalty payments which accrue or become due before the termination date. Romarco may surrender a portion of the Property without terminating this Agreement by giving written notice of such surrender. Romarco’s notice shall describe by aliquot parts of the Property which conform to the legal parcels established by the county assessor. If Romarco surrenders part of the Property, the succeeding Minimum Payments payable under this Agreement shall be reduced accordingly.

19.      Surrender. On expiration of the term of or sooner termination of this Agreement, Romarco shall surrender the Property promptly to Estill and shall remove from the Property, at Romarco’s sole cost, all buildings, structures, and equipment. After termination of this Agreement, Romarco shall have the right to enter on the Property to perform its obligations for compliance with reclamation or restoration of the Property. Romarco shall commence reclamation and restoration of the Property immediately on expiration of or sooner termination of this Agreement in accordance with all applicable Government Regulations. Romarco shall diligently perform reclamation and restoration of the Property such that Romarco’s reclamation and restoration shall be completed at the earliest possible time, and no later than the date required for completion by any Governmental Entity.

20.      Data. Within thirty (30) days following termination of this Agreement, Romarco shall deliver to Estill copies of all data regarding the Property in Romarco’s possession at the time of termination which Romarco has not delivered to Estill before termination. Romarco shall have no liability on account of any such information received or acted on by Estill or any other party to whom Estill delivers such information.

21.      Confidentiality. The data and information, including the terms of this Agreement, coming into the possession of a party by virtue of this Agreement, shall be deemed confidential and shall not be disclosed to outside third parties except as may be required to publicly record or protect title to the Property or to publicly announce and disclose information under the laws and regulations of the United States or any state or local government or any country, or under the rules and regulations of any stock exchange on which stock of any party, or the parent or affiliates of any party, is listed. Each party agrees with respect to any public announcements or disclosures so required, including the announcement of the execution of this Agreement, if any, to inform the other party of the content of the announcement or disclosure in sufficient time to permit the other party to jointly or simultaneously make a similar public announcement or disclosure if the other parties so desire, except that in the event any party anticipates selling or assigning all or a portion of its interest or negotiations to procure loans from third parties are undertaken, such party shall have the right to furnish information to the party to which such conveyance or assignment is anticipated or with whom such negotiations for loans are undertaken, upon obtaining from such party an agreement to hold confidential any information so furnished.

22.      Force Majeure. The respective obligations of either party, except Romarco’s indemnification, insurance and payment obligations under this Agreement, shall be suspended during the time and to the extent that such party is prevented from compliance, in whole or in part, by war or war conditions, actual or potential, earthquake, fire, flood, strike, labor stoppage, accident, riot, unavoidable casualty, act or restraint, present or future, or any lawful authority, statute, act of God, act of public enemy, delays in transportation, or other cause of the same or other character beyond the reasonable control of such party.

23.      Change of Ownership. No change in ownership of Estill's interest in the Property shall affect Romarco’s obligations under this Agreement unless and until Estill delivers and Romarco receives certified copies of instruments recorded or other documents necessary to demonstrate the change in ownership of Estill's interest. No other type of notice, whether actual or constructive, shall be binding on Romarco. Until Romarco receives Estill's notice and the documents required to be delivered under this Section, Romarco may continue to make all payments under this Agreement as if the transfer of Estill's ownership interest had not occurred. No division of Estill's ownership as to all or any part of the Property shall enlarge Romarco’s obligations or diminish Romarco’s rights under this Agreement, and Romarco may disregard any such division.

24.       Assignement. Romarco may assign all or part of its interest in this Agreement or the Property, including to an affiliate of Romarco or to a joint venture, limited liability company or partnership of which Romarco is a member or partner.

25.       Memorandum Agreement. Upon the execution of this Agreement, the parties shall execute and deliver a short form of this Agreement which shall be recorded in the office of the recorder of each county in which all or part of the Property is located. The execution and recording of the memorandum of agreement shall not limit, increase or in any manner affect any of the terms of this Agreement, or any rights, interest or obligations of the parties.

26.      Notices. Any notices required or authorized to be given by this Agreement shall be in writing and shall be sent either by commercial courier, facsimile, or by certified U.S. mail, postage prepaid and return receipt requested, addressed to the proper party at the address stated below or such address as the party shall have designated to the other parties in accordance with this Section. Such notice shall be effective on the date of receipt by the addressee party, except that any facsimiles received after 5:00 p.m. of the addressee’s local time shall be deemed delivered the next day.

If to Estill:	Estill Ranches, Limited Liability Company
P.O. Box 655
Eagleville, California 96110

If to Romarco :	Romarco Minerals U.S. Inc.
80 Bitterbush Road
Reno, Nevada 89523-9679

And copy to:	Romarco Minerals U.S. Inc.
885 W. Georgia Street, Suite 1500
Vancouver, BC Canada V6C 3E8

27.      Binding Effect of Obligations. This Agreement shall be binding upon and inure to the benefit of the respective parties and their successors or assigns.

28.      Whole Agreement. The parties agree that the whole agreement between them is written in this Agreement and in a memorandum of agreement of even date which is intended to be recorded. There are no terms or conditions, express or implied, other than expressly stated in this Agreement. This Agreement may be amended or modified only by an instrument in writing, signed by the parties with the same formality as this Agreement.

29.      Governing Law and Forum Selection. This Agreement shall be construed and enforced in accordance with the laws of the state in which the Property is situated. Any action or proceeding concerning the construction, or interpretation of the terms of this Agreement or any claim or dispute between the parties shall be commenced and heard in the Second Judicial District Court of the State of Nevada, in and for the County of Washoe, Reno, Nevada.

30.      Multiple Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same Agreement.

31.      Severability. If any part, term or provision of this Agreement is held by a court of competent jurisdiction to be illegal or in conflict with any law of the United States or any state, the validity of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be invalid.

32.      Time of Essence. Time is of the essence in the performance of all obligations of the parties under this Lease.

33.      Release Instrument. Within ten (10) days after the expiration or earlier termination of this Agreement, Romarco shall execute, acknowledge and deliver to Estill an instrument of release by which Romarco releases all of its rights under this Agreement and conveys to Estill all of Romarco’s right, title and interest in and to the property free and clear of any burdens, claims, encumbrances or liens created by, through or under Romarco.

34.      Brokers. Each party warrants that it has had no dealings with any real estate broker or agent in connection with this Agreement, and shall indemnify, defend and hold the other party harmless from and against any claims that may be asserted through such party that any brokerage or finder’s fee is due in connection with this Agreement.

             The parties have executed this Agreement effective as of the Effective Date.

Estill Ranches, Limited Liability Company	Romarco Minerals U.S. Inc.

By ______________________________________________	By ______________________________________________
Title: ____________________________________________	Title: ____________________________________________

STATE OF ___________________,	)
ss.
COUNTY OF__________________	)

             This Mining Lease Agreement was acknowledged before me on ________________ , 2004, by __________________ , as ______________ of Estill Ranches, a Limited Liability Company.

Notary Public

STATE OF ___________________,	)
ss.
COUNTY OF__________________	)

            This Mining Lease Agreement was acknowledged before me on _______________ , 2004, by ______________ , as ___________ of Romarco Minerals U.S., Inc.

Notary Public

Exhibit A

Description of Property

A.        Geographic Description.

              The parcels and partial parcels included in the Property are as follows:

                            1.        That portion of Washoe County, Nevada Assessors Parcel Number (APN) 066-150-04 that includes the:
                                        a.        SE ¼ section 27, T38N, R22E; excluding the SE ¼ of the SE ¼ of that section,
                                        b.        W ½ of the SW ¼, section 26, T38N, R22E.

                            2.        All of Washoe County, Nevada Assessors Parcel Number (APN) 066-150-05, which is the NE ¼ of the SW ¼, section 25, T38N, R22E.

                            For a total of approximately 40 acres.

                            3.        That portion of Washoe County, Nevada Assessors Parcel Number )APN) 066-150-07 that includes the:
                                       a. W ½ of the SW ¼, section 17, T38N, R23E,
                                       b. NE ¼ of the NE ¼, section 19, T38N, R23E,
                                       c. NW ¼ of the NW ¼, section 20, T38N, R23E.

                            For a total of approximately 160 acres.

                            4.        All of Washoe County, Nevada Assessors Parcel Number (APN) 066-150-08, which includes the:
                                       a. W ¼ section 30, T38N, R23E,
                                       b. NE ¼ of the SW ¼, section 30, T38N, R23E.

                            For a total of approximately 192 acres.

            The total acreage for these parcels and partial parcels is approximately 592 acres.

B.        Map. See attached map for illustration purposes.

Estill Ranches Parcels
Parcels or partial parcels subject to Romarco/Estill Lease
Parcels or partial parcels not included in lease
Acreage amount shown per parcel is the approximate acreage of the portion of the parcel included in the Romarco/Estill lease
066-150-07
~ 160 acres
066-150-04
~ 200 acres
066-150-05
~ 40 acres
066-150-08
191.92 acres
0
4,000
8,000
feet
1 inch = 4,000 feet
N
Romarco Minerals U.S. Inc.
Hog Ranch Project
Washoe County, Nevada
Estill Ranches Parcels
Exhibit A
R.M. Hatch
September 2004

     Exhibit B
to Mining Lease Agreement
Net Smelter Returns

1.
Definitions – For the purpose of this Exhibit, “Agreement” shall mean the Agreement to which this Exhibit is attached, “Owner” shall mean the party or parties paying a percentage of Net Smelter Returns pursuant to the Agreement. “Holder” shall mean the party or parties receiving a percentage of Net Smelter Returns pursuant to the Agreement and othr capitalized terms shall have the meanings assigned to them in the Agreement.

2.
Net Smelter Returns – For the purpose hereof, the term “Net Smelter Returns” shall, subject to paragraphs below, mean gross revenues received from the sale by the Owner of all ore mined from the Property and from the sale by the Owner of concentrate, doré, metal and products derived from ore mined from the Property, after deduction of the following:

(a)
all smelting and refining costs, sampling, assaying and treatment charges and penalties including but not limited to metal losses, penalties for impurities and charges for refining, selling and handling by the smelter, refinery or other purchaser (including price participation charges by smelters and/or refiners);

(b)
costs of handling, transporting, securing and insuring such material from the Property or from a concentrator, whether situated on or off the Property, to a smelter, refinery or other place of treatment, and in the case of gold or silver concentrates, security costs; and

	(c)	ad valorem taxes and taxes based upon sales or production, but not income taxes; and

3.
Non-Arm’s Length Revenue – Where revenue otherwise to be included under this Exhibit is received by the Owner in a transaction with a party with whom it is not dealing at arm’s length, the revenue to be included shall be based on the fair market value under the circumstances and at the time of the transaction.

4.
Non-Arm’s Length Costs – Where a cost otherwise deductible under this Exhibit is incurred by the Owner in a transaction with a party with whom it is not dealing at arm’s length, the cost to be deducted shall be the fair market cost under the circumstances and at the time of the transaction.

5.	Currency – For the purpose of determining Net Smelter Returns, all receipts and major disbursements will be calculated in U.S. dollars.

6.
Hedging – The Owner may, but shall not be under any duty to, engage in price protection (hedging) or speculative transactions such as futures contracts and commodity options in its sole discretion covering all or part of production from the Property and none of the revenues, costs, profits or losses from such transactions shall be taken into account in calculating Net Smelter Returns or any interest therein.

7.
Commingling – If the Property is brought into commercial production, it may be operated as a single operation with other mining properties owned by third parties or in which the Owner has an interest, in which event, the parties agree that (notwithstanding separate ownership thereof) ores mined from the mining properties (including the Property) may be blended at the time of mining or at any time thereafter, provided, however, that the respective mining properties shall bear and have allocated to them their proportionate part of costs described in paragraphs 2(a) to 2(c) above incurred relating to the single operation, and shall have allocated to each of them the proportionate part of the revenues earned relating to such single operation. In making any such allocation, effect shall be given to the tonnages and location of ore and other material mined and beneficiated and the characteristics of such material including the metal content of ore removed from, and to any special charges relating particularly to ore, concentrates or other products or the treatment thereof derived from, any of such mining properties.

8.	Sampling – The Owner shall ensure that reasonable practices and procedures are adopted and employed for weighting, determining moisture content, sampling and assaying and determining recovery factors.

9.
Payments – Payments of a percentage of Net Smelter Returns shall be made to the Holder within thirty (30) days after the end of each calendar month in which Net Smelter Returns, as determined on the basis of final adjusted invoices, are received by the Owner. All such payments shall be made in U.S. dollars, or at the option of the Holder, in kind.

10.
Calculations – After the year in which commercial production is commenced on the Property, the Holder receiving a percentage of Net Smelter Returns from the Owner shall be provided annually on or before April 1 with a copy of the calculation of Net Smelter Returns, determined in accordance with this Exhibit, for the preceding calendar year, certified correct by the Owner.

11.
Audits – The Owner shall cause the Net Smelter Returns and the records relating thereto to be audited within the first quarter of each calendar year by a national firm of chartered accountants designated and paid by the Owner (which may be the auditor of the Owner) and:

	(a)	copies of the audited reports shall be delivered to the Holder and the Owner by the chartered accounting firm;

	(b)	wither party shall have three (3) months after receipt of any audited report to object thereto in writing to the other party, and failing such objection, such report shall be deemed correct; and

(c)
in the event of a reaudit, all costs relating to such reaudit shall be paid by the Owner (if the original audit is found in error by a margin of 10% or more) or the Holder (if the original audit is found to be correct) and the Holder requested the reaudit.

12.	Rights of Parties – Nothing contained in the Agreement or any Exhibit attached thereto shall be construed as conferring upon the Holder any right to or beneficial interest in the Property.

The right to receive a percentage of Net Smelter Returns from the Owner as and when due is and shall be deemed to be a contractual right only. Furthermore, the right to receive a percentage of Net Smelter Returns by the Holder from the Owner as and when due shall not be deemed to constitute the Owner the partner, agent or legal representative of the Holder or to create any fiduciary relationship between them for any purpose whatsoever.

13.	Operations – The owner shall be entitled to:

(a)
Make all operational decisions with respect to the methods and extent of mining and processing of ore, concentrate, doré, metal and products produced from the Property (for example, without limitation, decision to process by heap leaching rather than conventional milling);

	(b)	Make all decisions relating to sales of such ore, concentrate, doré, metal and products produced; and

	(c)	Make all decisions concerning temporary or long-term cessation of operations.

14.
Annual Reports – Within one hundred and twenty (120) days following the end of each calendar year, the Owner shall provide the Holder with an annual report of all activities and operations conducted upon or with respect to the Property during the preceding calendar year, together with a description of the activities and operations anticipated during the current year (including estimates of expenditures, production, ore reserves and any Net Smelter Returns payable).